SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Metal Management, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

591097209

(CUSIP Number)

Michael J. Choate, Esq.

Shefsky & Froelich Ltd.

444 North Michigan Avenue

Suite 2500

Chicago, Illinois 60611

(312) 527-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [     ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

CUSIP No. 591097209

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). T. Benjamin Jennings

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,026,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,026,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,026,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock, par value $0.01 per share (“Common Stock”)
Metal Management, Inc. (the “Issuer”) 500 North Dearborn Street, Suite 405 Chicago, Illinois 60610
Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

On August 8, 2003, the Filing Person purchased an additional 200,000 shares of the Issuer's common stock in an open market transaction at a price equal to $17.95 per share.  The purchase price for these shares was provided, in part, from the Filing Person's personal funds and, in part, by margin account loans from Jefferies & Company, Inc., extended in the ordinary course of business.

Item 4.	Purpose of Transaction

This Schedule 13d/A relates to certain actions taken by the Filing Person that indicate that the Filing Person may be deemed to have the current intent to seek to change or influence control of the Issuer.  On August 8, 2003 the Filing Person engaged an investment banking firm to assist the Filing Person in communicating with financial institutions and other third parties concerning possible strategic alternatives involving the Issuer.

The Filing Person has not formulated any specific plans or proposals with respect to the Issuer.  There is no assurance that any plan or proposal will be developed or as to the terms or the timing of any plan or proposal.  Any plan or proposal that may be formulated could involve, among other things, the Filing Person, directly or indirectly, entering into one or more privately negotiated acquisitions of additional Issuer common stock, purchasing in the open-market additional shares of the Issuer’s common stock, making a tender offer for some or all of the Issuer’s common stock or waging a proxy contest for control of the Issuer.  The Filing Person may also decide not to pursue any plan or proposal.  The Filing Person reserves the right to acquire additional shares of the Issuer’s common stock, to dispose of shares of the Issuer’s common stock or to formulate other purposes, plans or proposals deemed advisable regarding the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)     The Filing Person beneficially owns 1,026,000 shares of the Issuer's common stock, representing approximately 9.7% of the outstanding shares of common stock (based on 10,591,964 shares outstanding as of July 21, 2003).

(b)     The Filing Person beneficially has sole dispositive and voting power with respect to 1,026,000 shares of the Issuer's Common Stock.  These shares represent approximately 9.7% of the outstanding shares of Common Stock of the Issuer (based on 10,591,964 shares outstanding as of July 21, 2003).

(c)     On August 8, 2003, the Filing Person purchased 200,000 shares of the Issuer’s common stock in an open market transaction at a price equal to $17.95 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2003
Date
/s/ T. Benjamin Jennings
Signature
T. Benjamin Jennings
Name/Title